      As filed with the Securities and Exchange Commission on June 29, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K



(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1998, or


/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______



                           Commission File No. 1-13531



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              TRAMMELL CROW COMPANY
                             RETIREMENT SAVINGS PLAN



B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              TRAMMELL CROW COMPANY
                          2001 ROSS AVENUE, SUITE 3400
                               DALLAS, TEXAS 75201

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1998 AND 1997

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
INDEX

                                                                                                               Page
Financial Statements:

   Report of Independent Accountants                                                                              1

   Statement of Net Assets Available for Benefits, with Fund Information                                        2-4

   Statement of Changes in Net Assets Available for Benefits, with Fund Information                             5-6

   Notes to Financial Statements                                                                               7-13

Supplemental Schedules:

   Schedule I - Schedule of Assets Held for Investment Purposes                                                  14

   Schedule II - Schedule of Reportable Transactions                                                          15-16


TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
REPORT OF INDEPENDENT ACCOUNTANTS


Report of Independent Accountants

To the Participants and Administrator
of the Trammell Crow Company Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Trammell Crow Company Retirement Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Pricewaterhouse Coopers LLP
June 1, 1999

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                                                     December 31, 1998

                                                                                                      FUND INFORMATION

                                                                                                    Charter
                                                                                     Charter         Large          Fidelity
                                                                    Charter        Guaranteed       Company          Advisor
                                                                  Guaranteed       Government        Stock           Growth
                                                                   Long-Term       Securities        Index        Opportunities
                                                                     Fund             Fund            Fund            Fund
Assets

Investments, at fair value
    CIGNA Charter Guaranteed Long-Term Account                     $24 ,240,355
    CIGNA Charter Guaranteed Government Securities Account                           $  940,733
    CIGNA Charter Large Company Stock Index Fund                                                    $15,271,933
    CIGNA Fidelity Advisor Growth Opportunities Fund                                                                $ 30,924,077
    CIGNA PBHG Growth Fund
    CIGNA Templeton Growth Fund
Cash equivalents                                                          3,174
                                                                ----------------  -------------- --------------- ----------------
Net assets available for benefits                                  $ 24,243,529      $  940,733     $15,271,933     $ 30,924,077
                                                                ----------------  -------------- --------------- ----------------
                                                                ----------------  -------------- --------------- ----------------


                                                                     PBHG        Templeton
                                                                    Growth         Growth
                                                                     Fund           Fund
Assets

Investments, at fair value
    CIGNA Charter Guaranteed Long-Term Account
    CIGNA Charter Guaranteed Government Securities Account
    CIGNA Charter Large Company Stock Index Fund
    CIGNA Fidelity Advisor Growth Opportunities Fund
    CIGNA PBHG Growth Fund                                         $3,140,586
    CIGNA Templeton Growth Fund                                                   $ 6,645,125
Cash equivalents
                                                                 ------------- ---------------
Net assets available for benefits                                  $3,140,586     $ 6,645,125
                                                                 ------------- ---------------
                                                                 ------------- ---------------



                                                                             December 31, 1998

                                                                              FUND INFORMATION


                                                                            Franklin      Trammell
                                                              Dodge &       Balance         Crow
                                                                Cox          Sheet        Company     Participant
                                                             Balanced      Investment      Common        Notes
                                                               Fund           Fund         Stock      Receivable         Total
 Assets

 Investments, at fair value
    CIGNA Charter Guaranteed Long-Term Account                                                                         $24,240,355
    CIGNA Charter Guaranteed Government Securities Account                                                                 940,733
    CIGNA Charter Large Company Stock Index Fund                                                                        15,271,933
    CIGNA Fidelity Advisor Growth Opportunities Fund                                                                    30,924,077
    CIGNA PBHG Growth Fund                                                                                               3,140,586
    CIGNA Templeton Growth Fund                                                                                          6,645,125
    Dodge & Cox Balanced Fund                                $ 6,574,490                                                 6,574,490
    Franklin Balance Sheet Investment Fund                                  $ 2,374,220                                  2,374,220
    Trammell Crow Company Common Stock                                                     $ 391,373                       391,373
 Participant notes receivable                                                                          $ 1,317,286       1,317,286
 Cash equivalents                                                                                                            3,174
                                                             ------------  -------------  ----------- -------------  --------------
 Net assets available for benefits                           $ 6,574,490    $ 2,374,220    $ 391,373   $ 1,317,286     $91,823,352
                                                             ------------  -------------  ----------- -------------  --------------
                                                             ------------  -------------  ----------- -------------  --------------


                                                                                                  Alliance     Alliance
                                                Charter      Fidelity                              Capital      Capital
                                   Charter    Guaranteed     Advisor                             Aggressive    Equitrack
                                 Guaranteed   Government     Growth         PBHG      Templeton    Growth       Equity
                                 Long-Term    Securities  Opportunities    Growth       Growth      Stock        Index
                                   Fund          Fund         Fund          Fund         Fund       Fund         Fund
 Assets

 Investments, at fair value
    CIGNA Charter Guaranteed
       Long-Term Account        $14,379,541
    CIGNA Charter Guaranteed
       Government Securities
       Account                                 $762,705
    CIGNA Fidelity Advisor
       Growth Opportunities
       Fund                                                $21,602,309
    CIGNA PBHG Growth Fund                                               $1,835,426
    CIGNA Templeton Growth Fund                                                      $5,354,202
    Alliance Capital Aggressive
       Growth Stock Fund                                                                         $10,316,396
    Alliance Capital Equitrack
       Equity Index Fund                                                                                      $8,892,391
    Dodge & Cox Balanced Fund
    Franklin Balance Sheet
       Investment Fund
 Participant notes receivable
 Cash equivalents                     3,831
                                -----------    --------    -----------   ----------  ----------  -----------  -----------
 Net assets available for
    benefits                    $14,383,372    $762,705    $21,602,309   $1,835,426  $5,354,202  $10,316,396  $ 8,892,391
                                -----------    --------    -----------   ----------  ----------  -----------  -----------
                                -----------    --------    -----------   ----------  ----------  -----------  -----------

                                                 Franklin
                                   Dodge &       Balance
                                     Cox          Sheet        Participant
                                  Balanced      Investment        Notes
                                    Fund           Fund         Receivable         Total
 Assets

 Investments, at fair value
    CIGNA Charter Guaranteed
       Long-Term Account                                                       $14,379,541
    CIGNA Charter Guaranteed
       Government Securities
       Account                                                                     762,705
    CIGNA Fidelity Advisor
       Growth Opportunities Fund                                                21,602,309
    CIGNA PBHG Growth Fund                                                       1,835,426
    CIGNA Templeton Growth Fund                                                  5,354,202
    Alliance Capital Aggressive
       Growth Stock Fund                                                        10,316,396
    Alliance Capital Equitrack
       Equity Index Fund                                                         8,892,391
    Dodge & Cox Balanced Fund     $5,259,478                                     5,259,478
    Franklin Balance Sheet
       Investment Fund                           $222,989                          222,989
 Participant notes receivable                                  $1,249,913        1,249,913
 Cash equivalents                                                                    3,831
                                  ----------     --------      ----------      -----------
 Net assets available for
    benefits                      $5,259,478     $222,989      $1,249,913      $69,879,181
                                  ----------     --------      ----------      -----------
                                  ----------     --------      ----------      -----------

  The accompanying notes are an integral part of these financial statements.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                               Year Ended December 31, 1998

                                                                                     FUND INFORMATION

                                                                                              Charter
                                                                               Charter         Large         Fidelity
                                                               Charter        Guaranteed      Company         Advisor
                                                              Guaranteed      Government       Stock          Growth
                                                              Long-Term       Securities       Index       Opportunities
                                                                 Fund            Fund           Fund           Fund
Additions to net assets attributed to:
    Investment income
      Interest                                              $  1,212,771      $  32,144
      Net appreciation (depreciation) in fair value of
        investments                                                                         $  1,575,961   $  5,674,608
                                                            ------------      ---------     ------------   ------------
                                                               1,212,771         32,144        1,575,961      5,674,608
                                                            ------------      ---------     ------------   ------------

    Contributions
      Employer                                                   589,011         81,531          465,306      1,051,007
      Employee                                                 2,039,444        323,087        1,546,095      3,191,151
                                                            ------------      ---------     ------------   ------------
                                                               2,628,455        404,618        2,011,401      4,242,158
    Transfer from affiliated company                              35,100                          27,550         22,276
    Other additions                                                                   7                              44
                                                            ------------      ---------     ------------   ------------
Total additions                                                3,876,326        436,769        3,614,912      9,939,086

Deductions from net assets attributed to:
    Benefit payments                                           2,017,361         64,934          569,167      1,530,183
    Transaction charge                                             9,739            604            3,010          3,756
    Transfer to affiliated company                                 9,403                                          1,781
    Other deductions                                                  58
                                                            ------------      ---------     ------------   ------------
Total deductions                                               2,036,561         65,538          572,177      1,535,720
Change in forfeiture reserve, net                                 (7,642)        (3,172)          (9,812)       (20,541)
                                                            ------------      ---------     ------------   ------------
Net increase prior to interfund transfers                      1,832,123        368,059        3,032,923      8,382,825
Interfund transfers, net                                       8,028,034       (190,031)      12,239,010        938,943
                                                            ------------      ---------     ------------   ------------
Net increase (decrease)                                        9,860,157        178,028       15,271,933      9,321,768
Net assets available for benefits at beginning of year        14,383,372        762,705                -     21,602,309
                                                            ------------      ---------     ------------   ------------
Net assets available for benefits at end of year            $ 24,243,529      $ 940,733     $ 15,271,933   $ 30,924,077
                                                            ------------      ---------     ------------   ------------
                                                            ------------      ---------     ------------   ------------

























                                                                 Year Ended December 31, 1998

                                                                        FUND INFORMATION

                                                                                           Alliance
                                                                                           Capital
                                                                                          Equitable
                                                              PBHG        Templeton       Aggressive
                                                             Growth         Growth          Stock
                                                              Fund           Fund            Fund
Additions to net assets attributed to:
    Investment income
      Interest
      Net appreciation (depreciation) in fair value of
        investments                                       $   (21,085)   $  (222,915)    $  1,431,125
                                                          -----------    -----------     ------------
                                                              (21,085)      (222,915)       1,431,125
                                                          -----------    -----------     ------------
    Contributions
      Employer                                                276,769        416,626          159,796
      Employee                                                863,923      1,317,879          397,726
                                                          -----------    -----------     ------------
                                                            1,140,692      1,734,505          557,522
    Transfer from affiliated company                            3,680         13,880
    Other additions                                               920                              79
                                                          -----------    -----------     ------------
Total additions                                             1,124,207      1,525,470        1,988,726

Deductions from net assets attributed to:
    Benefit payments                                           83,660        307,398           65,786
    Transaction charge                                            816          1,443              273
    Transfer to affiliated company                                415
    Other deductions                                                             125
                                                          -----------    -----------     ------------
Total deductions                                               84,891        308,966           66,059
Change in forfeiture reserve, net                              (4,952)        (8,451)          (2,160)
                                                          -----------    -----------     ------------
Net increase prior to interfund transfers                   1,034,364      1,208,053        1,920,507
Interfund transfers, net                                      270,796         82,870      (12,236,903)
                                                          -----------    -----------     ------------
Net increase (decrease)                                     1,305,160      1,290,923      (10,316,396)
Net assets available for benefits at beginning of year      1,835,426      5,354,202       10,316,396
                                                          -----------    -----------     ------------
Net assets available for benefits at end of year          $ 3,140,586    $ 6,645,125     $          -
                                                          -----------    -----------     ------------
                                                          -----------    -----------     ------------


                                                                          Year Ended December 31, 1998

                                                                                FUND INFORMATION

                                             Alliance
                                             Capital                      Franklin     Trammell
                                            Equitrack      Dodge &        Balance        Crow
                                              Equity         Cox           Sheet       Company     Participant
                                              Index        Balanced      Investment     Common        Notes
                                               Fund          Fund           Fund        Stock       Receivable      Total
Additions to net assets attributed to:
    Investment income
      Interest                                                                                     $   112,643   $  1,357,558
      Dividends                                          $   552,858    $   109,835                                   662,693
      Net appreciation (depreciation)
        in fair value of investments       $  1,303,774     (175,820)      (243,699)  $  26,717                     9,348,666
                                           ------------  -----------    -----------   ---------    -----------   ------------
                                              1,303,774      377,038       (133,864)     26,717        112,643     11,368,917
                                           ------------  -----------    -----------   ---------    -----------   ------------

    Contributions
      Employer                                  142,509      348,039        187,807     109,818                     3,828,219
      Employee                                  417,029    1,083,612        668,919     258,443                    12,107,308
                                           ------------  -----------    -----------   ---------    -----------   ------------
                                                559,538    1,431,651        856,726     368,261                    15,935,527
   Transfer from affiliated company                            3,292          2,586                                   108,364
   Other additions                                   20                         543                                     1,613
                                           ------------  -----------    -----------   ---------    -----------   ------------
Total additions                               1,863,332    1,811,981        725,991     394,978        112,643     27,414,421

Deductions from net assets attributed to:
    Benefit payments                             96,449      343,451        138,671       2,224                     5,219,284
    Transaction charge                              223          806            270       1,053                        21,993
    Participant notes receivable terminated
      due to withdrawal of participant                                                                 148,006        148,006
   Transfer to affiliated company                                                                                      11,599
   Other deductions                                              488                        498                         1,169
                                           ------------  -----------    -----------   ---------    -----------   ------------
Total deductions                                 96,672      344,745        138,941       3,775        148,006      5,402,051
Change in forfeiture reserve, net                (1,672)      (7,192)        (2,184)       (421)                      (68,199)
                                           ------------  -----------    -----------   ---------    -----------   ------------
Net increase (decrease) prior to
  interfund transfers                         1,764,988    1,460,044        584,866     390,782        (35,363)    21,944,171
Interfund transfers, net                    (10,657,379)    (145,032)     1,566,365         591        102,736              -
                                           ------------  -----------    -----------   ---------    -----------   ------------
Net (decrease) increase                      (8,892,391)   1,315,012      2,151,231     391,373         67,373     21,944,171
Net assets available for benefits at
  beginning of year                           8,892,391    5,259,478        222,989           -      1,249,913     69,879,181
                                           ------------  -----------    -----------   ---------    -----------   ------------
Net assets available for benefits at
  end of year                              $          -  $ 6,574,490    $ 2,374,220   $ 391,373    $ 1,317,286   $ 91,823,352
                                           ------------  -----------    -----------   ---------    -----------   ------------
                                           ------------  -----------    -----------   ---------    -----------   ------------


TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.     Description of Plan

       The following description of the Trammell Crow Company (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established effective July 1, 1991 and most recently amended December 31, 1998, retroactively effective December 1, 1998. Effective March 1, 1998, permanent employees are eligible to participate upon completing 90 days of service and temporary employees are eligible to participate upon completing one year of service. Prior to March 1, 1998 all employees were eligible to participate upon completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions

       Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company may make a matching contribution in an amount equal to $.50 for each $1.00 contributed by an employee, up to a maximum of 6 percent of the participant's compensation. The Company may also make discretionary nonelective contributions to be determined by the Board of Directors.

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. The Plan administrator may grant credit for years of service with a previous employer or employers, provided that the employee was hired as a result of a purchase, merger or consolidation in which a group of employees was acquired. However, if an active participant dies or becomes totally disabled as defined by the Plan agreement, prior to attaining the normal retirement age, the vesting percentage shall be 100 percent.

       Investment Options

       Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options.

       - Charter Guaranteed Long-Term Fund - Funds are invested in the CIGNA Charter Guaranteed Long-Term Account, which provides a guaranteed rate of return reset semiannually.

       - Charter Guaranteed Government Securities Fund - Funds are invested in the CIGNA Charter Guaranteed Government Securities Account, which provides a guaranteed rate of return.

       - Charter Large Company Stock Index Fund - Funds are invested in the CIGNA Charter Large Company Stock Index Fund, which is a separate account which provides an investment portfolio designed to reflect the composition of the Standard & Poor's 500 Composite Stock Price Index.

       - Fidelity Advisor Growth Opportunities Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Growth Opportunities Fund, which in turn invests solely in shares of the Fidelity Advisor Growth Opportunities Fund.

       - PBHG Growth Fund - Funds are invested solely in units of the CIGNA PBHG Growth Fund, which in turn invests solely in shares of the PBHG Growth Fund.

       - Templeton Growth Fund - Funds are invested solely in units of the CIGNA Templeton Growth Fund, which in turn invests solely in shares of the Templeton Growth Fund.

       - Dodge & Cox Balanced Fund - Funds are invested in high quality bonds and common stocks of well-established companies.

       - Franklin Balance Sheet Investment Fund - Funds are invested in common stock of stable companies.

       - Trammell Crow Company Common Stock - Funds are invested solely in shares of the Trammell Crow Company Common Stock.

       Participants may change their investment options at any time.

       Payment of Benefits

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or defer payment until a later date. Distributions are subject to the applicable provisions of the Plan agreement.

       Participant Notes Receivable

       Participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

       Cash Equivalents

       Contributions received prior to year end awaiting investment in the appropriate investment option at December 31 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

2.     Summary of Accounting Policies

       Method of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

       Investments

       Investments in pooled separate accounts (CIGNA Large Company Stock Index Fund, CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA PBHG Growth Fund and CIGNA Templeton Growth Fund) and in mutual funds (Dodge & Cox Balanced Fund and Franklin Balance Sheet Investment Fund) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"), Firstar Trust Company or Franklin Templeton Group. Investments in the CIGNA Charter Guaranteed Long-Term Account and CIGNA Charter Guaranteed Government Securities Account are non-fully benefit responsive and are recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company common stock is valued at the quoted market price. Effective April 1, 1998 the Alliance Capital Equitable Aggressive Stock Fund and the Alliance Capital Equitrack Equity Index Fund were discontinued as investment options in the Plan and their balances were liquidated and transferred to the CIGNA Charter Guaranteed Long-Term Account and CIGNA Charter Large Company Stock Index Fund, respectively.

       Contributions

       Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Matching Company contributions, if any, are recorded in the same period. Nonelective contributions, if any, are recorded in the period selected by the Company.

       Benefits

       Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.     Deposits With Insurance Company

       The Plan participates in contracts with CG Life via investments in the CIGNA Charter Guaranteed Long-Term Account and the CIGNA Charter Guaranteed Government Securities Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which was 5.90% for the year ended December 31, 1998, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. For the Plan's investment in the CIGNA Charter Guaranteed Government Securities Account, the Plan is credited with interest at a yield which averaged 3.99% for the year ended December 31, 1998, net of asset charges. As discussed in Note 2, the CIGNA Charter Guaranteed Long-Term Account and the CIGNA Charter Guaranteed Government Securities Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

4.     Investments

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.


                                                                     December 31,
                                                                         1998
       CIGNA Charter Guaranteed Long-Term Account                   $  24,240,355
         interest rate, 5.90%
       CIGNA Charter Large Company Stock Index Fund                    15,271,933
         units, 234,053
       CIGNA Fidelity Advisor Growth Opportunities Fund                30,924,077
         units, 403,709
       CIGNA Templeton Growth Fund                                      6,645,125
         units, 281,931
       Dodge & Cox Balanced Fund                                        6,574,490
         units, 100,805


5.     Participant Notes Receivable

       Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% to 9.50% for the year ended December 31, 1998).

6.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.     Income Taxes

       The Internal Revenue Service has determined and informed the Company by a letter dated December 27, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.     Reconciliation of Plan Financial Statements to the Form 5500

       Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for the purposes of presentation in these financial statements to provide additional disclosure.

9.     Transfers From Affiliated Plan

       In 1998, certain employees and their participant balances were transferred to the Plan from Trammell Crow Asset Company Profit Sharing and Trust, an affiliated plan.

10.    Transfers To Affiliated Plans

       In 1998, certain employees and their participant balances were transferred from the Plan to the Kinetic Group and Crow Family Holdings, respectively, which are affiliated plans.

11.    Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $47,438 at December 31, 1998 is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1998, Company cash contributions were offset by $70,060 from forfeited nonvested accounts.

12.    Life Insurance Policies

       Participants (or participants with a deferred account balance) who had previously purchased a life insurance policy through the Profit Sharing Plan and Trust for Employees of Trammell Crow Asset Company may elect to transfer this policy to the Plan. These policies are owned by the Plan Trustees for the benefit of the participant insured. These policies are in a "paid up" status, and may be distributed or canceled at the participant's direction. Upon distribution of a participant's total vested account balance, this policy must also be distributed to the participant. These contracts are fully allocated to the insured participant's account. Premiums (if any) increase the value of the specific insured's insurance policy. Therefore these contracts are excluded from plan assets in the accompanying financial statements.

TRAMMELL CROW COMPANY                                      SUPPLEMENTAL SCHEDULE
RETIREMENT SAVINGS PLAN                                               SCHEDULE I

LINE 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                                  (c)
                          (b)                     Description of investment including
             Identity of Issue, borrower,          maturity date, rate of interest,              (d)               (e)
    (a)        lessor, or similar party            collateral, par or maturity value            Cost          Current value

           Connecticut General Life          CIGNA Charter Guaranteed
     *     Insurance Company                 Long-Term Account
                                             5.90%                                             $24,240,355       $24,240,355

           Connecticut General Life          CIGNA Charter Guaranteed
     *     Insurance Company                 Government Securities Account
                                             3.99%                                                 940,733           940,733

           Connecticut General Life          CIGNA Charter Large Company
     *     Insurance Company                 Stock Index Fund
                                             $65.25/unit                                        13,657,254        15,271,933

           Connecticut General Life          CIGNA Fidelity Advisor Growth
     *     Insurance Company                 Opportunities Fund
                                             $76.60/unit                                        18,423,060        30,924,077

           Connecticut General Life          CIGNA PBHG Growth Fund
     *     Insurance Company                 $25.40/unit                                         3,090,141         3,140,586

           Connecticut General Life          CIGNA Templeton Growth Fund
     *     Insurance Company                 $23.57/unit                                         6,317,593         6,645,125

     *     Firstar Trust Company             Dodge & Cox Balanced Fund
                                             $65.22/unit                                         6,029,083         6,574,490

     *     Franklin Templeton Group          Franklin Balance Sheet Investment Fund
                                             $31.60/unit                                         2,519,562         2,374,220

           Connecticut General Life          Trammell Crow Company Common Stock
     *     Insurance Company                 $28.00/unit                                           364,237           391,373

           Connecticut General Life          Cash equivalents (CIGNA Charter
     *     Insurance Company                 Short-Term Account)                                     3,174             3,174

     *     Participant Notes Receivable      8.75% - 9.50%                                       1,317,286         1,317,286


  * Indicates an identified person known to be a party-in-interest to the Plan.


                                                                                                           (h)
                            (b)                                                   (f)                    Current
                     Description of asset                                       Expense                   value
       (a)            (include interest       (c)            (d)      (e)      incurred       (g)      of asset on       (i)
 Identity of party    rate and maturity     Purchase      Selling    Lease       with       Cost of    transaction    Net gain
    involved          in case of a loan)     price         Price     rental   transaction    asset        date        or (loss)

                     Purchases into
Connecticut General  CIGNA Charter
Life Insurance       Guaranteed
Company              Long-Term Account    $16,512,380          N/A     N/A        N/A      16,512,380  $16,512,380            -

                     Sales from CIGNA
Connecticut General  Charter
Life Insurance       Guaranteed
Company              Long-Term Account            N/A   $7,866,197     N/A        N/A       7,866,197    7,866,197            -

                     Purchases into
Connecticut General  CIGNA Charter
Life Insurance       Large Company
Company              Stock Index Fund      15,713,636          N/A     N/A        N/A      15,713,636   15,713,636            -

                     Sales from CIGNA
Connecticut General  Charter Large
Life Insurance       Company Stock
Company              Index Fund                   N/A    2,017,664     N/A        N/A       2,087,891    2,017,664   $  (70,227)

                     Purchases into
Connecticut General  CIGNA Fidelity
Life Insurance       Advisor Growth
Company              Opportunities Fund     7,474,743          N/A     N/A        N/A       7,474,743    7,474,743            -

                     Sales from CIGNA
Connecticut General  Fidelity Advisor
Life Insurance       Growth
Company              Opportunities Fund           N/A    3,827,583     N/A        N/A       2,467,126    3,827,583    1,360,457

Connecticut General  Purchases into
Life Insurance       CIGNA PBHG Growth      2,514,868          N/A     N/A        N/A       2,514,868    2,514,868            -
Company              Fund

Connecticut General
Life Insurance       Sales from CIGNA
Company              PBHG Growth Fund             N/A    1,188,623     N/A        N/A       1,296,127    1,188,623     (107,504)

Connecticut General  Purchases into
Life Insurance       CIGNA Templeton
Company              Growth Fund            2,911,296          N/A     N/A        N/A       2,911,296    2,911,296            -

Connecticut General  Sales from CIGNA
Life Insurance       Templeton Growth
Company              Fund                         N/A    1,397,458     N/A        N/A       1,297,028    1,397,458      100,430



                           (b)                                                                              (h)
                      Description of                                             (f)                      Current
                      asset (include                                           Expense                     value
       (a)            interest rate         (c)          (d)         (e)      incurred         (g)      of asset on       (i)
Identity of party    and maturity in     Purchase      Selling      Lease       with         Cost of    transaction    Net gain
    involved         case of a loan)       price        Price      rental    transaction      asset        date        or (loss)

                     Purchases into
                     Alliance Capital
                     Aggressive
Alliance Capital     Equitable Stock
Assurance Society    Fund               $  682,418           N/A     N/A          N/A      $  682,418   $   682,418             -

                     Sales from
                     Alliance Capita
                     Aggressive
Alliance Capital     Equitable Stock
Assurance Society    Fund                      N/A   $12,429,939     N/A          N/A       8,431,272    12,429,939   $ 3,998,667

                     Purchases into
                     Alliance Capital
Alliance Capital     Equitrack Equity
Assurance Society    Index Fund          1,342,955           N/A     N/A          N/A       1,342,955     1,342,955             -

                     Sales from
                     Alliance Capital
Alliance Capital     Equitrack Equity
Assurance Society    Index Fund                N/A    11,539,120     N/A          N/A       7,615,234    11,539,120     3,923,886


                     Purchases into
Firstar Trust        Dodge & Cox
Company              Balanced Fund       2,229,974           N/A     N/A          N/A       2,229,974     2,229,974             -


                     Sales from Dodge
Firstar Trust        &                         N/A     1,292,000     N/A          N/A       1,319,368     1,292,000       (27,368)
Company              Cox Balanced Fund


                                   SIGNATURES

         The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, has caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.


                                             TRAMMELL CROW COMPANY
Date:    June 29, 1998                       RETIREMENT SAVINGS PLAN


                                    By:      TRAMMELL CROW COMPANY
                                             PLAN SPONSOR



                                    By:      /S/ DEREK R. MCCLAIN
                                             ---------------------------------
                                             Derek R. McClain
                                             Executive Vice-President &
                                             General Counsel

                                INDEX TO EXHIBITS


              Exhibit
               Number                Description
              -------                -----------
               23.1        Consent of PricewaterhouseCoopers LLP
